[redacted]

07022601

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

RECEIVED CIBC Mellon Trust Company

2007 APR 13 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIBC Mellon

March 30, 2007

mspiro@goodmans.ca
cc: ccraig@riocan.com

SUPPL

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on March 30, 2007:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2006
- X Annual Financial Statement for the Fiscal Year Ended December 31, 2006

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

PROCESSED
APR 19 2007
THOMSON FINANCIAL

(signed) Judy Power
Associate Manager, Trust Central Services

Dlw 4/18

pk\CM_Riocan

END